

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Georgii Salbiev
Chief Executive Officer
Ankam Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Ankam Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2021**
> **File No. 333-255392**

Dear Mr. Salbiev:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology